UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No: 2)

UNITED THERAPEUTICS CORPORATION

(Name of lssuer)

Common Stock; $0.01 par value

(Title of Class of Securities)

91307C102
(CUSIP Number)
N/A
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-l (b)
[x]    Rule 13d-l (c)
[ ]    Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.     Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Eli Lilly and Company
35-0470950

2.         Check the Appropriate Box if a Member of a Group
(a)_(b)_

3.     SEC Use Only

4.     Citizenship or Place of Organization

Indiana

Number of shares beneficially owned by each reporting person with:

5.     Sole Voting Power: 0

6.    Shared Voting Power: 0

7.     Sole Dispositive Power: 0

8.     Shared Dispositive Power:    0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

N/A

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
[ ]

11.     Percent of Class Represented by Amount in Row (9)

N/A

12.     Type of Reporting Person
CO

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Item l (a).    Name of Issuer

United Therapeutics Corporation (the "Issuer").

Item l (b).    Address of Issuer's Principal Executive Offices

1040 Spring Street
Silver Spring, Maryland 20910

Item 2 (a).    Name of Person Filing

This Statement is filed on behalf of     Eli Lilly and Company, an Indiana corporation ("Lilly").
Item 2 (b).    Address of Principal Business Office, or if none, Residence

The address of the principal business office of Lilly is Lilly Corporate Center, Indianapolis, IN 46285.

Item 2 (c).    Citizenship

Lilly is an Indiana corporation.

Item 2 (d).    Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2 (e).    CUSIP Number

91307C102

Item 3.        Filing pursuant to Rules 13d-l(b) or 13d-2(b) or (c)

Not Applicable

Item 4.         Ownership

(a)     Amount Beneficially Owned:

As of the date hereof, Lilly has ceased to be a beneficial owner of United Therapeutics Corporation stock.

(b)     Percent of Class:

Not Applicable.

(c)     Number of shares as to which the person has:

(i)    sole power to vote or to direct the vote: 0
(ii)    shared power to vote or to direct the vote: 0
(iii)    sole power to dispose or to direct the disposition of: 0
(iv)    shared power to dispose or to direct the disposition of: 0

Item 5.         Ownership of Five Percent or Less of a Class [X]

3

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company

Not Applicable

Item 8.         Identification and Classification of Members of the Group

Not Applicable

Item 9.         Notice of Dissolution of Group

Not Applicable

Item 10.     Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of shares outstanding, the reporting person has no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting person has no obligation to amend this Statement if any material change occurs in the facts set forth herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 12, 2015

ELI LILLY AND COMPANY
By:     /s/ James B. Lootens
Name:    James B. Lootens
Title:    Secretary

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